EXHIBIT 21.1

SUBSIDIARIES

Name of Subsidiary	State of Organization

Visual Management Systems, Holding, Inc.	New Jersey
Visual Management Systems, LLC	New Jersey
Visual Management Systems PDG, LLC	New Jersey
VMS Financial Services, LLC	New Jersey